VirnetX Holding Corporation
308 Dorla Court, Suite 206
Zephyr Cove, Nevada 89448

May 27, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pearlyne Paulemon

Re:	VirnetX Holding Corporation
Registration Statement on Form S-3
File No. 333-295960

Acceleration Request
	Requested Date:	June 2, 2026
	Requested Time:	4:00 p.m.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VirnetX Holding Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-295960) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Lauren Lichtblau at (650) 849-3069.

[Signature page follows]

Sincerely,

VirnetX Holding Corporation

/s/ Kendall Larsen
Kendall Larsen
Director, Chief Executive Officer and President

cc:	Katherine Allanson, VirnetX Holding Corporation
Katharine Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lauren Lichtblau, Wilson Sonsini Goodrich & Rosati, P.C.